AVP, INC.
                          6100 Center Drive, Suite 900
                              Los Angeles CA 90045
                                  310-426-8000

                                November 1, 2005



Securities and Exchange Commission
Washington DC  20549

ATTN:  Mat Bazley, Esq.
Mail Stop 3561

                                    Re:  AVP, Inc.
                                         Registration Statement on Form SB-2
                                         File No. 333-124084


Gentlemen:

      In connection with our request for acceleration of effectiveness of the captioned registration statement, AVP, Inc. acknowledges that:

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to its delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    Very truly yours,
                                    AVP, INC.


                                    By: /s/ Andrew Reif
                                        ----------------------------------------
                                            Andrew Reif,
                                            Chief Operating Officer